UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☒      Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated September 8, 2006
2.	Notice of Requisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2006		PACIFIC INTERNET LIMITED

	By:	/s/ Claude Roger Charles
	Name:	Claude Roger Charles
	Title:	Director

MEDIA RELEASE

REQUISITION BY VANTAGE CORPORATION LIMITED

SINGAPORE, September 8, 2006 — The Board of Directors of Pacific Internet Limited (“PacNet”) wishes to announce that PacNet has today received a notice of requisition from Vantage Corporation Limited (the “Requisition”). A copy of the Requisition is attached.

By Order of the Board

Claude Roger Charles

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media

Bernard Ho

Pacific Internet Limited

Direct: +65-6771 0433

Mobile: +65-9782-3393

Email: bernard.ho@pacific.net.sg

Investor & Analyst

Alan Katz

Cubitt Jacobs & Prosek

Direct: +1-212-279-3115 ext 211

Email: alan@cjpcom.com

Mervin Wang

Pacific Internet Limited

Direct: +65-6771-0780

Mobile: +65-9798-6077

Email: investor@pacific.net.sg

BY HAND

8 September 2006

The Directors

Pacific Internet Limited

89 Science Park

#01-07 The Rutterford

Singapore 1 1 8261

Dear Sirs

REQUISITION PURSUANT TO SECTION 176 OF THE

COMPANIES ACT (CAP. 50) (THE “ACT”) IN RESPECT

OF PACIFIC INTERNET LIMITED

We, the undersigned being Members of Pacific Internet Limited (“the Company”), holding shares representing not less than 10% of the paid-up capital as at the date of the deposit of this requisition carries the right of voting at general meetings, do hereby give notice that we are exercising our rights pursuant to Section 176 of the Act and do requisition you to convene an extraordinary general meeting of the Company to be held as soon as practicable but in any case not later than two (2) months after the date of receipt by you of this requisition. The objects of the meeting are to consider, and if thought fit, to resolve as follows:

Ordinary Resolutions:

1.	To remove Claude Roger Charles, Lim Soon Hock, Johnson Tan Chin Kwang, Phey Teck Moh, Tan Meng Dong and Zhang Yun as directors of the Company with immediate effect.

2.	To remove all directors, if any, appointed by the Board of Directors of the Company on or after 8 September 2006.

3.	To elect Claude Roger Charles (subject to his consent) as a director of the Company with immediate effect.

4.	To elect Lim Soon Hock (subject to his consent) as a director of the Company with immediate effect.

5.	To elect Johnson Tan Chin Kwang (subject to his consent) as a director of the Company with immediate effect.

6.	To elect Phey Teck Moh (subject to his consent) as a director of the Company with immediate effect.

7.	To elect Tan Meng Dong (subject to his consent) as a director of the Company with immediate effect.

8.	To elect Zhang Yun (subject to her consent) as a director of the Company with immediate effect.

/s/
Signature of Member Name of Member: Vantage Corporation Limited No. of Shares Held: 3,879,373